UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 12, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Sabine Pass Liquefaction, LLC

File No. 333-198358 -- CF# 31552

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Sabine Pass Liquefaction, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on August 26, 2014.

Based on representations by Sabine Pass Liquefaction, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.23	through December 20, 2017
Exhibit 10.28	through December 20, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary